AB 4/4

12014459

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 68401

SEC MAIL PROCESSING RECEIVED FEB 29 2012 WASHINGTON, DC 196 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/8/2010 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARBOR VIEW ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

822 A1A North, Suite 200
(No. and Street)

Ponte Vedra Beach (City) FL (State) 32082 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CAROLYN MATHIS 904-834-4289
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ENNIS PELLUM & ASSOCIATES, CPAs
(Name – *if individual, state last, first, middle name*)

5150 Belfort Rd S. Bldg. 600 (Address) Jacksonville, (City) FL (State) 32256 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CAROLYN MATHIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARBOR VIEW ADVISORS, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI JEAN ADAMS
MY COMMISSION # EE 068369
EXPIRES: April 10, 2015
Bonded Thru Notary Public Underwriters

[signature]
Signature

CHIEF FINANCIAL OFFICER
Title

Lori Jean Adams 2/28/12
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

ENNIS PELLUM & ASSOCIATES, CPAs

INDEPENDENT AUDITORS' REPORT

To the Member of
Harbor Views Advisors, LLC
Ponte Vedra Beach, Florida

We have audited the accompanying statement of financial condition of Harbor View Advisors, LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the period from registration (October 8, 2010) through December 31, 2011, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor View Advisors, LLC as of December 31, 2011, and the results of its operations and its cash flows for the period from registration (October 8, 2010) through December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 10 and 11 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ennis, Pellum & Associates, PA

Jacksonville, Florida
February 27, 2012

5150 Belfort Road South, Building 600 • Jacksonville, Florida 32256

Telephone: 904-396-5965 • Facsimile: 904-399-4094 • www.jaxcpa.com

Harbor View Advisors, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS		
CASH AND CASH EQUIVALENTS	$	11,905
ACCOUNTS RECEIVABLE		28,185
	$	40,090
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	2,215
LEASE COMMITMENT (NOTE 3)		
MEMBER'S EQUITY		37,875
	$	40,090

See accompanying notes.

Harbor View Advisors, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM REGISTRATION (OCTOBER 8, 2010) THROUGH DECEMBER 31, 2011

REVENUE		
Financial advisory fees	$	1,779,081
Total revenue		1,779,081
EXPENSES		
Advertising and promotion		5,296
Computer and internet expenses		37,157
Conference fees		1,190
Dues and subscriptions		897
Guaranteed Payments		1,010,000
Insurance		2,046
Meals and entertainment		28,610
Other general and administrative		19,443
Professional fees		97,082
Regulatory expense		20,357
Rent (Note 3)		94,151
Salaries and related costs		149,518
Telephone		10,143
Travel		37,126
Total expenses		1,513,016
NET INCOME	$	266,065

See accompanying notes.

Harbor View Advisors, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD FROM REGISTRATION (OCTOBER 8, 2010) THROUGH DECEMBER 31, 2011

Beginning capital	$	153,810
Capital withdrawals	(	402,000)
Capital contributions		20,000
Net income		266,065
Member's equity as of December 31, 2011	$	37,875

See accompanying notes.

Harbor View Advisors, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM REGISTRATION (OCTOBER 8, 2010) THROUGH DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	266,065
Changes in operating assets and liabilities:		
Accounts receivable	(	9,684)
Accounts payable and accrued liabilities		2,215
Total adjustments	(	7,469)
Net cash provided by operating activities		258,596
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital withdrawals	(	402,000)
Capital contributions		20,000
Net cash used in financing activities	(	382,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	$	123,404

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Harbor View Advisors, LLC (the "Company") is a broker-dealer, formed in July 2009, and specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective October 8, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2011, management has no allowance for doubtful accounts.

Revenue Recognition

The Company recognizes its revenue as services are provided and collection is reasonably assured. Revenue from two customers accounted for approximately 73% of total revenue for the period from registration (October 8, 2010) through December 31, 2011.

Advertising and Promotion

Advertising and promotion costs are charged to operations as incurred. For the period from registration (October 8, 2010) through December 31, 2011, advertising and promotion expense totaled $5,296.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are ultimately reflected in the tax return of the Company's sole member.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

Tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Interest and penalties related to uncertain tax positions, if any, are classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth (one-eighth for the initial year and one-fifteenth thereafter) of "Aggregate Indebtedness", as defined. At December 31, 2011, the Company's "Net Capital" was $9,690 which exceeded the requirements by $4,690 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.23 to 1.

NOTE 3. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Ponte Vedra, Florida, expiring February 2014. Additionally, the Company leases space on a month-to-month basis, which can be terminated with 30 days written notice, for its office facility in Cambridge, Massachusetts.

The approximate future minimum rentals under the lease for the years subsequent to December 31, 2011 are as follows:

2012	$	62,587
2013		62,587
2014		10,431
	$	135,605

Rent expense for the office facilities amounted to $94,151 for the period October 8, 2010 through December 31, 2011.

SUPPLEMENTARY INFORMATION

Harbor View Advisors, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2011

CREDITS		
Member's equity	$	37,875
DEBITS		
Accounts receivable		28,185
Total debits		28,185
NET CAPITAL		9,690
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 12 ½% OF AGGREGATE INDEBTEDNESS OF $2,215		5,000
EXCESS NET CAPITAL	$	4,690
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.23 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	2,215

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See independent auditors' report.

Harbor View Advisors, LLC
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2011

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

See independent auditors' report.

ENNIS PELLUM & ASSOCIATES, CPAs

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
Harbor View Advisors, LLC

In planning and performing our audit of the financial statements of Harbor View Advisors, LLC (the "Company") as of and for the period from registration (October 8, 2010) through December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5150 Belfort Road South, Building 600 • Jacksonville, Florida 32256

Telephone: 904-396-5965 • Facsimile: 904-399-4094 • www.jaxcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ennis, Pellum & Associates, PA

Jacksonville, Florida
February 27, 2012

ENNIS PELLUM & ASSOCIATES, CPAs

To the Member of
Harbor View Advisors, LLC
Jacksonville, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Harbor View Advisors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on bank statements noting no differences;

2. Compared the amounts reported on the audit Form X-17A-5 for the period October 8, 2010 to December 31, 2011, with the amounts reported in Form SIPC-7 for the years ended December 31, 2010 and 2011, noting that the totals of both Forms SIPC-7 reported $30,796 revenues higher than the audit Form X-17A-5, which represents $18,500 of revenues earned prior to October 8, 2010 and $12,296 of reimbursed expenses that were netted with expenses in the audit Form X-17A-5;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Noted no overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ennis, Pellum & Associates, PA

5150 Belfort Road South, Building 600 • Jacksonville, Florida 32256

Telephone: 904-396-5965 • Facsimile: 904-399-4094 • www.jaxcpa.com